Room 4561

December 20, 2005

Mr. Gregory B. Kalush
Chief Executive Officer
Interphase Corporation
Parkway Center I
2901 North Dallas Parkway
Suite 200
Plano, TX 75093

> **Re:** **Interphase Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2004**
> **Filed March 18, 2005**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2005**
> **Filed August 15, 2005**
> **File No. 000-13071**

Dear Mr. Kalush:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kathleen Collins
Accounting Branch Chief